Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 78,010 units in August 2023

• Total CV Sales of 32,077 units, +2% YoY
• Total PV Sales of 45,933 units, -3% YoY

Mumbai, September 1, 2023: Tata Motors Limited sales in the domestic & international market for August 2023 stood at 78,010 vehicles, compared to 78,843 units during August 2022.

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Domestic Sales Performance:

Category	August 2023	August 2022	% change (Y-o-Y)
Total Domestic Sales	76,261	76,479	0%

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Commercial Vehicles:

Category	August 2023	August 2022	Growth (Y-o-Y)
HCV Trucks	9000	7865	14.4%
ILMCV Trucks	5207	4968	4.8%
Passenger Carriers	2986	2299	29.9%
SCV cargo and pickup	13555	14181	-4.4%
CV Domestic	30748	29313	4.9%
CV IB	1329	2179	-39%
Total CV	32077	31492	1.9%

Domestic sale of MH&ICV in August 2023, including trucks and buses, stood at 13,306 units, compared to 12,069 units in August 2022.

Total sales for MH&ICV Domestic & International Business in August 2023, including trucks and buses, stood at 13,816 units compared to 12,846 units in August 2022.

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Passenger Vehicles:

Category	August 2023	August 2022	Growth (Y-o-Y)
Total PV Domestic (includes EV)	45513	47166	-3.5%
PV IB	420	185	127%
Total PV (includes EV)	45933	47351	-3%
EV (IB + Domestic)	6236	4026	54.9%

Includes sales of Tata Motors Passenger Vehicles Limited and Tata Passenger Electric Mobility Limited, both subsidiaries of Tata Motors Limited.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.